EXHIBIT A-1

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VIRGINIA NATURAL GAS, INC.

AMENDED AND RESTATED ARTICLES OF INCORPORATION

AS LAST AMENDED

DECEMBER 26, 1990

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TABLE OF CONTENTS

I

NAME

The name of the Corporation is Virginia Natural Gas, Inc.

II

PURPOSE

The purpose of the Corporation is to conduct business as a public service company for the production, transmission, distribution and sale of natural or manufactured gas within and without the Commonwealth of Virginia, with all the rights, powers, privileges and immunities of such companies conferred by the constitution and laws of the Commonwealth of Virginia, as they now or may hereafter exist. The Corporation shall have the power to conduct any business in any place, other than the Commonwealth of Virginia, authorized or permitted by the laws thereof.

III

STOCK

The Corporation shall have the authority to issue 10,000 shares of Common Stock.

The number of authorized shares of capital stock of the Corporation may be increased or decreased in the manner and subject to the conditions and limitations prescribed by the laws of the Commonwealth of Virginia, as they now and may hereafter exist, and subject to the provisions hereinafter contained.

The description of said class of stock, and the designations, preferences and voting powers of such class of stock, or restrictions or qualifications thereof, and the terms on which such stock is to be issued shall be as hereinafter in Divisions A and B set forth.

Division A - Common Stock

1. Dividends. Dividends may be paid upon the Common Stock out of any assets of the Corporation available for dividends.

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2. Distribution of Assets. In the event of any liquidation, dissolution or winding up of the Corporation the Head of Directors may distribute in kind to the holders of the Common Stock all remaining assets of the Corporation or may sell, transfer or otherwise dispose of all or any of such remaining assets of the Corporation and receive payment therefor wholly or partly in cash and/or in stock and/or in obligations and may sell all or any part of the consideration. received therefor and distribute all or the balance thereof in kind to the holders of the Common Stock.

3. Voting Rights. The holders of the Common Stock shall have the sole and full power to vote for the election of directors and for all other purposes without limitation.

Division B - General Provisions

1. Any and all shares of Common Stock of the Corporation, at the time authorized but not issued and outstanding may be issued and disposed of by the Board of Directors of the Corporation in any lawful manner, at any time and from time to time, for such considerations as may be fixed by the Board of Directors of the Corporation.

2. The Board of Directors shall have authority from time to time to set apart out of any assets of the Corporation otherwise available for dividends a reserve or reserves as working capital or for any other proper purpose or purposes and to reduce, abolish or add to any such reserve or reserves from time to time as said board may deem to be in the interests of the Corporation; and said board shall likewise have power to determine in its discretion what part of the assets of the Corporation available for dividends in excess of such reserve or reserves shall be declared as dividends and paid to the stockholders of the Corporation.

3. No stockholder shall have any preemptive right to acquire unissued shares of the Corporation or to acquire any securities convertible into or exchangeable for such shares or to acquire any options, warrants or rights to purchase such shares.

4. Each holder of record of outstanding shares or any class of stock entitled to vote at any meeting of stockholders, or of holders of any class of stock, shall, as to all matters in respect of which such stock has voting power, entitled to one vote for each share of stock.